UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

20454K 10 4

(CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$130,200,342	$14,920.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 41,333,442 shares of common stock, $0.001 par value per share (the “Shares”), of Complete Genomics, Inc. (the “Company”), at a purchase price of $3.15 per Share, net to the tendering stockholders in cash, without interest and subject to any required withholding of taxes. As of September 12, 2012, such Shares consisted of (i) 34,385,800 shares of common stock of the Company that were issued and outstanding; (ii) 2,901,176 shares of common stock of the Company issuable upon exercise of outstanding in-the-money stock options; (iii) 1,112,335 shares of common stock subject to outstanding restricted stock units; (iv) 1,533,823 shares of common stock issuable upon exercise of outstanding warrants; and (v) 1,400,308 shares of common stock issuable pursuant to the Company’s employee stock purchase plan.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,920.96	Filing Party: BGI-Shenzhen and Beta Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is supplemented by the information specifically provided in this Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following at the end of Section 9 of the Offer to Purchase:

“If the Banks refuse to fund under any of their respective commitment letters, Parent and Purchaser will seek alternative financing in accordance with their obligations under the Merger Agreement and, if at such time all conditions to the Offer are then satisfied, Parent and Purchaser will also seek (in accordance with the Merger Agreement) to extend the Offer while Parent and Purchaser seek alternative financing. In the event that alternative financing becomes necessary, the Merger Agreement requires Parent and Purchaser to, among other things:

•

use their reasonable best efforts to promptly arrange for alternative financing (in an amount sufficient to pay for the consummation of the transactions contemplated by the Merger Agreement) to replace the financing contemplated by the commitment letters;

•

use their reasonable best efforts to promptly obtain a new financing commitment that provides for such alternative financing and promptly provide true and complete copies of all agreements relating to such commitment; and

•	keep the Company informed on a reasonably current basis of the status of their efforts to obtain alternative financing.

No alternative financing arrangements or alternative financing plans have been made at this time. In the event Parent pursues alternative financing, Parent and Purchaser will amend this Offer to Purchase to describe that alternative financing. However, the Offer is not conditioned upon Parent or Purchaser’s ability to obtain the financing under the commitment letters with the Banks or any alternative financing.”

Item 11.     Additional Information.

Item 11(a) of the Schedule TO is hereby amended and supplemented and supplemented as follows:

By adding the following paragraph immediately after the last paragraph of the sub-section captioned “United States Antitrust Compliance” in Section 16 of the Offer to Purchase:

“On October 31, 2012, Parent and the Company each received a request for additional information from the FTC (the “Second Request”). This Second Request extends the waiting period applicable to the Offer under the HSR Act, which was set to expire on October 31, 2012 at 11:59 p.m., New York City time. The waiting period is extended until 11:59 p.m., New York City time, on the tenth day (or the next business day) after both Parent and the Company substantially comply with the Second Request, as specified by the HSR Act and the implementing rules.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BETA ACQUISITION CORPORATION

By:	/s/ YIN YE

Name: Yin Ye

Title: President and Secretary

Date: November 2, 2012

BGI-SHENZHEN

By:	/s/ WANG JUN

Name: Wang Jun

Title: Chief Executive Officer

Date: November 2, 2012

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 25, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Complete Genomics, Inc. and BGI-Shenzhen on September 17, 2012 (incorporated by reference to Exhibit 99.1 to BGI-Shenzhen’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2012).*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on September 25, 2012.*

(a)(5)(C)	Press Release issued by BGI-Shenzhen on September 25, 2012.*

(a)(5)(D)	Complaint filed by Glenn Dietel, on behalf of himself and all other similarly situated, on September 20, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(E)	Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on September 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Christopher Walsh, on behalf of himself and all other similarly situated, on September 24, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(G)	Complaint filed by Budy Liauw, on behalf of himself and all other similarly situated, on September 25, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(H)	Complaint filed by Irwin Hyman, on behalf of himself and all other similarly situated, on September 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Complaint filed by Chad Gerber, on behalf of himself and all other similarly situated, on September 28, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(J)	Complaint filed by Saba Saleemi, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Complaint filed by Derek Davis, on behalf of himself and all other similarly situated, on September 28, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(M)	Press Release issued by BGI-Shenzhen on October 22, 2012.*

(b)(1)	Commitment Letter, dated as of September 4, 2012, by and between the Agricultural Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(2)	Commitment Letter, dated as of September 4, 2012, by and between China Construction Bank Corporation and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(3)	Commitment Letter, dated as of August 31, 2012, by and between the Export-Import Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(d)(A)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and BGI-Shenzhen (incorporated by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(B)	Tender and Support Agreement, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and certain stockholders of Complete Genomics, Inc. (incorporated by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(C)	Convertible Subordinated Promissory Note, dated as of September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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